Exhibit 99.1

Kuke Music Holding Limited Announces NYSE Compliance Restoration

Beijing, Aug. 05, 2025 (GLOBE NEWSWIRE) -- KUKE MUSIC HOLDING LIMITED (a leading classical music service platform in China, today announced that it received notification from the New York Stock Exchange (the “NYSE”) on June 30, 2025, confirming that the Company is now back in compliance with the NYSE’s quantitative continued listing standards. This decision came as a result of the Company’s achievement of compliance with the NYSE’s minimum market capitalization and shareholders’ equity requirement of Section 802.01B of the NYSE Listed Company Manual as of the end of the 9-month plan period, which expired on June 24, 2025.

The below compliance (“.BC”) indicator will no longer be transmitted for the Company’s American depositary shares, and the Company will no longer be noted as being below continued listing standards on the NYSE’s website (www.nyse.com). In accordance with the NYSE Listed Company Manual, the Company will be subject to a 12-month follow-up period during which the Company will be monitored to ensure continued compliance with the NYSE’s listing standards.

Separately, the Company has initiated content partnerships with automotive manufacturers, primarily focusing on electric vehicle in-car entertainment systems. The Company has also begun exploring opportunities in the artificial intelligence sector, strengthening research and development of music and AI applications.

About Kuke Music Holding Limited (NYSE: KUKE)

Kuke is a leading classical music service platform in China encompassing the entire value chain from content provision to music learning services, with approximately 3 million audio and video music tracks. By collaborating with its strategic global business partner Naxos, the largest independent classical music content provider in the world, the foundation of Kuke’s extensive classical music content library is its unparalleled access to more than 900 top-tier labels and record companies. Leveraging its market leadership in international copyrighted classical music content, Kuke provides highly scalable classical music licensing services to various online music platforms, and classical music subscription services to over 800 universities, libraries and other institutions across China. In addition, it has hosted Beijing Music Festival (“BMF”), the most renowned music festival in China, for 24 consecutive years. Through KUKEY, the Company’s proprietary smart music learning solutions, Kuke aims to democratize music learning via technological innovation, bring fascinating music content and professional music techniques to more students, and continuously improve the efficiency and penetration of music learning in China. For more information about Kuke, please visit https://ir.kuke.com/

Forward-looking Statements

This announcement includes “forward-looking statements” within the meaning of U.S. federal securities laws. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and, consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements and factors that may cause such differences include, without limitation, KUKE’s expectations with respect to future performance, ability to recognize the anticipated benefits of the initiatives described herein; costs related to, and the timing of the completion of the initiatives described herein; global economic conditions; geopolitical events and regulatory changes; and other risks and uncertainties indicated from time to time in filings with the SEC. The foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in KUKE’s most recent filings with the SEC and will be contained in the Form 6-K and other filings to be filed as result of the transactions described above. All subsequent written and oral forward-looking statements concerning KUKE or the events described herein or other matters and attributable to KUKE, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither KUKE nor the other parties named herein undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

For further information, please contact.

Kuke Music Holding Limited:

Investor Relations

Email: ir@kuke.com